                                                                     EXHIBIT 116

                                [INTEROIL LOGO]

                              INTEROIL CORPORATION
                             WEEKLY DRILLING REPORT
                                  6TH MAY 2003

                            MOOSE-1 EXPLORATION WELL

TYPE:                    Oil Exploration

LOCATION:                PPL 238 (Formerly PPL 230), Eastern Papuan Basin -
                         145 degrees 11' 08.52" E, 06 degrees 57' 50.96" S,

STATUS AT 0600 (EST):    Progress for week:

                         4 days of reaming and conditioning hole for running and setting casing string. String parted when crossover sub-pin failed, currently fishing crossover and tool.

PLANNED TOTAL DEPTH:     1700m

INTEREST:                InterOil subsidiary SPI(208) Limited 100%

OPERATOR:                SPI(208) Limited

PROSPECT DESCRIPTION:    Anticline with Late Cretaceous sandstone (primary) and
                         Eocene/Miocene limestone (secondary) objectives.

FOR FURTHER INFORMATION:

NORTH AMERICA                              AUSTRALASIA
Gary M Duvall                              Anesti Dermedgoglou
Vice President, Corporate Development      Vice President, Investor Relations
InterOil Corporation                       InterOil Corporation
gary.duvall@interoil.com                   anesti@interoil.com
Houston, TX USA                            Cairns, Qld Australia
Phone: +1 281 292 1800                     Phone: +61 7 4046 4600

Lisa Elliott                               Andy Carroll
DRG&E                                      General Manager, Upstream Exploration
lelliott@drg-e.com                         InterOil Corporation
Phone: +1 713 529 6600                     Phone: +61 2 9279 2000